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                                                                    EXHIBIT 99.1

                                                           [English Translation]


DESIGNATION OF THE COMPANY AS A PREFERRED BIDDER FOR THRUNET ACQUISITION


The Company's Designation as the "Preferred bidder" for Thrunet Acquisition

1. Information on Thrunet
(1) Corporate Name : Korea Thrunet Co., Ltd. (Receiver : Seong-won Park)
(2) Establishment Date : July 30, 1996
(3) Objectives
- High-speed telecommunication network
- Value-added telecommunication services such as data collection, processing, supply, exchange, transmission; multimedia services, etc.
- Integrated wired broadcasting services, telecommunication network services, distribution network services and telecommunication services using integrated wired broadcasting network
- Sales of telecommunication equipment and supplies related to telecommunication business
- Research and development related to telecommunications businesses
- Facility installation, operation and maintenance for the above businesses
- Services and construction for the above businesses
- Overseas businesses related to the above businesses
- Investment for carrying out the above businesses
- Lease land and telecommunication bureau buildings pursuant to applicable Telecommunications Law in Korea
- Other businesses licensed or commissioned by the government
- Other incidental services necessary for carrying out the above businesses
- Manufacturing and selling of nonferrous metal products
(4) Location : 1338-5, Seocho 2-dong, Seocho-gu, Seoul, Korea
(5) Financial highlights (as of September 2004)

                                                                  (Unit : KRW million)
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
                     Total Assets                                              458,355
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                   Total Liabilities                                           448,541
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                    Paid-in Capital                                             19,505
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              Total Shareholders' Equity                                        9,814
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               043Q Accumulated Revenues                                       268,421
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          043Q Accumulated Operating Profits                                    4,611
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              043Q Accumulated Net Income                                      170,537
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

2. Announcement of a selected preferred bidder : December 15, 2004

3. As a result of evaluation of a proposed bid price, transparency of a financing plan and financial soundness in relation to the acquisition of Thrunet, a major broadband Internet service provider in Korea, the Company was selected as a preferred bidder.

4. Timeline
(1) MOU signing (scheduled on December 21)
- Processes and others required for signing of a definitive agreement would be stipulated in the MOU.
(2) Payment of performance guarantee (scheduled on December 21)
- Performance guarantee : 5% of a bid price
(3) Detailed due diligence and agreeing on conditions for the definitive agreement (prior to singing of a definitive agreement in 2005)
(4) Others
- MOU signing, payment of performance guarantee, negotiations with Thrunet receiver, and any other decisions and execution for equity acquisition of Thrunet leading up to signing of the definitive contract will be delegated to the representative director.

5. The information hereof describes the current status of the company's being designated as a preferred bidder for Thrunet takeover, and the timeline is subject to changes according to progresses made.

6. Date of a relevant disclosure : December 6, 2004